UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of January, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                           RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




London Stock Exchange


NOTIFICATION OF MAJOR INTERESTS IN SHARES


  1    Name of company

       SPIRENT plc


  2    Name of shareholder having a major interest

       FMR Corp. and Fidelity International Limited


  3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
       Companies named in box 2 above and their direct and indirect subsidiaries, being non-beneficial holders


  4 Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
       Chase Nominees Ltd (FMRCO)                     7,309,500
       State Street Nominees Ltd (FMRCO)              1,340,300
       State Street Bank & Trust (FMTC)               2,673,700
       Chase Manhattan Bank London (FISL)            12,462,979
       HSBC (FPM)                                       619,700
       Chase Nominees Ltd (FPM)                       7,032,896
       Northern Trust (FPM)                           2,040,200
       Chase Manhattan Bank London (FIL)              1,342,648
       Bank of New York Brussels (FIL)                  805,100
       Northern Trust (FIL)                           3,044,100
       Chase Nominees Ltd (FIL)                       9,979,540
       Bank of New York London (FIL)                  5,006,000
       Nortrust Nominees Ltd (FIL)                    3,107,200
       State Street Bank & Trust (FIL)                  296,400
       FMRCO - Fidelity Management & Research Company
       FMTC - Fidelity Management Trust Company
       FISL - Fidelity Investment Services Ltd
       FPM - Fidelity Pension Management
       FIL - Fidelity International Ltd


  5    Number of shares/ amount of stock          6    Percentage of Issued
       acquired                                        Class

       800,000                                         0.08%


  7    Number of shares/amount of stock           8    Percentage of Issued
       disposed                                        Class

       N/a                                             N/a


  9    Class of security

       ORDINARY SHARES OF 3 1/3p EACH


  10    Date of transaction

        Not notified


  11    Date company informed

        7 January 2003


  12    Total holding following this notification

        57,060,263

  13    Total percentage holding of issued class following this notification

        6.05%



  14    Any additional information



  15    Name of contact and telephone number for queries

        Luke Thomas - 01293 767658



  16 Name and signature of authorised company official responsible for making this notification
        Luke Thomas, Deputy Company Secretary, Spirent plc

        Date of notification                        7 January 2003


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 0207 588 6057, 0207 334 8964/8965/8966 (PLEASE DO NOT POST)
Enquries: Continuing Obligations: Telephone: 0207 797 3850/1639/1972/3150

END


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___7 January 2003 ____             By   ____/s/ Luke Thomas____

                                                    (Signature)*